                                      ------------------------------------------
                                                      OMB APPROVAL
                                      ------------------------------------------
                                      OMB NUMBER:                      3235-0145
                                      EXPIRES:                  OCTOBER 31, 1997
                                      ESTIMATED AVERAGE BURDEN
                                      HOURS PER RESPONSE...................14.90
                                      ------------------------------------------
                                      ------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.___)*


                           Finger Lakes Bancorp, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    317948107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
         780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                             AND COMMUNICATIONS)


                                November 28, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                            PAGE 1 OF 17 PAGES.
                    EXHIBIT INDEX LOCATED ON PAGE 15          (SEC 1746 (12-91)


                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        2         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------


 -------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sandler O'Neill Asset Management, LLC
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             00
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             New York
 -------------------- ------ ------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   180,000
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER

                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               180,000
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             180,000
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.2%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             00
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        3         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------


 -------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SOAM HOLDINGS,LLC
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             00
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             DELAWARE
 -------------------- ------ ------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   162,000
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER

                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               162,000
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             162,000
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.7%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             00
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        4         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------


 -------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MALTA PARTNERS, L.P.
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             WC
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             DELAWARE
 -------------------- ------ ------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   18,000
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER

                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               18,000
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             18,000
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             PN
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9


                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        5         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------


 -------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MALTA PARTNERS II, L.P.
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             WC
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             DELAWARE
 -------------------- ------ ------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   45,100
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER

                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               45,100
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             45,100
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.3%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             PN
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        6         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------


 -------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MALTA HEDGE FUND, L.P.
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             WC
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             DELAWARE
 -------------------- ------ ------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   18,000
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER

                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               18,000
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             18,000
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             PN
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9


                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        7         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------


 -------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MALTA HEDGE FUND II, L.P.
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             WC
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             DELAWARE
 -------------------- ------ ------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   80,900
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER

                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               80,900
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             80,900
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.3%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             PN
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9


                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        8         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------


 -------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MALTA OFFSHORE, LTD
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             WC
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             CAYMAN ISLANDS
 ----------------------------------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   18,000
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER

                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               18,000
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             18,000
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             CO
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9


                                          SCHEDULE 13D
 --------------------------------------------     ---------------------------------------------
 CUSIP NO.          317948107                      PAGE        9         OF        17    PAGES
                   ----------                               --------             --------
 --------------------------------------------     ---------------------------------------------

--------- -------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TERRY MALTESE
 -------- -------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                       (b) [  ]


 -------- -------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

 -------- -------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             00
 -------- -------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [  ]


 -------- -------------------------------------------------------------------------------------------------------
    6     CITIZEN OR PLACE OF ORGANIZATION

             USA
 ----------------------------------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF                15,000
       SHARES          ------ ------------------------------------------------------------------------------------
      BENEFICIALLY       8    SHARED VOTING POWER
        OWNED BY
        EACH                   180,000
   REPORTING PERSON    ------ ------------------------------------------------------------------------------------
        WITH             9    SOLE DISPOSITIVE POWER
                               15,000
                      ------ ------------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                               180,000
 -------- -------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            195,000
 -------- -------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]

 -------- -------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.6%
 -------- -------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

             IN
 -------- -------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

ITEM 1.         SECURITY AND ISSUER.

        The class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Finger Lakes Bancorp, Inc. (the "Issuer"), a Delaware corporation having its principal office at 470 Exchange Street, Geneva, New York 14456.

ITEM 2.         IDENTITY AND BACKGROUND.

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MPII and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MPII, with respect to shares of Common Stock beneficially owned by it, (vi) MHFII, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, with respect to shares of Common Stock beneficially owned individually and by MP, MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

        The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MP, MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 2 World Trade Center -- 104th Floor, New York, New York 10048.

(c) The principal business of MP, MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Maltese is a U.S. citizen.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS.

        The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MPII, MHFII and MO is $126,029, $126,029, $315,775, $566,427 and $126,029, respectively. Such shares were purchased with the investment capital of the respective entities. The net investment cost (including commissions, if any) of the shares of Common Stock held by Mr. Maltese is $105,000, which were purchased with Mr. Maltese's personal funds.


ITEM 4.         PURPOSE OF TRANSACTION.

        The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) Based upon an aggregate of 3,445,250 shares of Common Stock outstanding, as derived from the Issuer's public information, as of the close of business on November 28, 2000:

    (i) MP beneficially owned 18,000 shares of Common Stock, constituting approximately 0.5% of the shares outstanding.

    (ii) MHF beneficially owned 18,000 shares of Common Stock, constituting approximately 0.5% of the shares outstanding.

    (iii) MPII beneficially owned 45,100 shares of Common Stock, constituting approximately 1.3% of the shares outstanding.

    (iv) MHFII beneficially owned 80,900 shares of Common Stock, constituting approximately 2.3% of the shares outstanding.

    (v) MO beneficially owned 18,000 shares of Common Stock, constituting approximately 0.5% of the shares outstanding.

    (vi) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 18,000 shares owned by MP, the 18,000 shares owned by MHF, the 45,100 shares owned by MPII, the 80,900 shares owned by MHFII and the 18,000 shares owned by MO, or an aggregate of 180,000 shares of Common Stock, constituting approximately 5.2% of the shares outstanding.

    (vi) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 18,000 shares owned by MP, the 18,000 shares owned by MHF, the 45,100 shares owned by MPII, and the 80,900 shares owned by MHFII, or an aggregate of 162,000 shares of Common Stock, constituting approximately 4.7% of the shares outstanding.

    (vii) Mr. Maltese directly owned 15,000 shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 18,000 shares owned by MP, the 18,000 shares owned by MHF, the 45,100 shares owned by MPII, the 80,900 shares owned by MHFII and the 18,000 shares owned by MO, or an aggregate of 195,000 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

   (viii) In the aggregate, the Reporting Persons beneficially own an aggregate of 195,000 shares of Common Stock, constituting approximately 5.6% of the shares outstanding.

   (ix)     2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese has the sole power to dispose of and to vote the shares of Common Stock beneficially owned by him. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to November 28, 2000, Mr. Maltese effected one transaction in the Common Stock on November 13, 2000 whereby he purchased 15,000 shares at $7.00 per share in connection with the Issuer's second-stage conversion offering.

        During the sixty days prior to November 28, 2000, MP has effected the following transactions in the Common Stock in open market transactions with brokers:

                                     Number            Price
          Date        Action        of Shares        per Share
          ----       -------       -----------      -------------
        11/14/00      Bought           4,000          $   7.101
        11/14/00      Bought           3,500              7.031
        11/15/00      Bought           1,500              7.031
        11/16/00      Bought           2,000              6.984
        11/16/00      Bought           3,000              7.000
        11/17/00      Bought           1,000              6.938
        11/24/00      Bought           1,000              6.750
        11/28/00      Bought           2,000              6.906


        During the sixty days prior to November 28, 2000, MHF has effected the following transactions in the Common Stock in open market transactions with brokers:

                                     Number            Price
          Date        Action        of Shares        per Share
          ----       -------       -----------      -------------
        11/14/00      Bought           4,000          $   7.101
        11/14/00      Bought           3,500              7.031
        11/15/00      Bought           1,500              7.031
        11/16/00      Bought           2,000              6.984
        11/16/00      Bought           3,000              7.000
        11/17/00      Bought           1,000              6.938
        11/24/00      Bought           1,000              6.750
        11/28/00      Bought           2,000              6.906

        During the sixty days prior to November 28, 2000, MPII has effected the following transactions in the Common Stock in open market transactions with brokers:

                                     Number          Price
          Date        Action        of Shares      per Share
          ----       -------       -----------      -------------
        11/14/00      Bought          10,000          $   7.101
        11/14/00      Bought           8,800              7.031
        11/15/00      Bought           3,800              7.031

        11/16/00      Bought           5,000              6.984
        11/16/00      Bought           7,500              7.000
        11/17/00      Bought           2,500              6.938
        11/24/00      Bought           2,500              6.750
        11/28/00      Bought           5,000              6.906


        During the sixty days prior to November 28, 2000, MHFII has effected the following transactions in the Common Stock in open market transactions with brokers:

                                     Number             Price
          Date        Action        of Shares         per Share
          ----       -------       -----------        ----------
        11/14/00      Bought         18,000           $  7.101
        11/14/00      Bought         15,700              7.031
        11/15/00      Bought          6,700              7.031
        11/16/00      Bought          9,000              6.984
        11/16/00      Bought         13,500              7.000
        11/17/00      Bought          4,500              6.938
        11/24/00      Bought          4,500              6.750
        11/28/00      Bought          9,000              6.906


        During the sixty days prior to November 28, 2000, MO has effected the following transaction in the Common Stock in open market transactions with brokers:

                                     Number             Price
          Date        Action        of Shares         per Share
          ----        ------        ---------         ---------
        11/14/00      Bought           4,000          $   7.101
        11/14/00      Bought           3,500              7.031
        11/15/00      Bought           1,500              7.031
        11/16/00      Bought           2,000              6.984
        11/16/00      Bought           3,000              7.000
        11/17/00      Bought           1,000              6.938
        11/24/00      Bought           1,000              6.750
        11/28/00      Bought           2,000              6.906


(d)     Not applicable.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2000
MALTA PARTNERS, L.P.                            MALTA HEDGE FUND, L.P.

By:     SOAM Holdings, LLC,                     By:    SOAM Holdings, LLC,
        the sole general partner                        the sole general partner


By: /s/ Terry Maltese                            By: /s/ Terry Maltese
-------------------------------------               -----------------------------
        Terry Maltese                                   Terry Maltese
        President                                       President


MALTA PARTNERS II, L.P.                          MALTA HEDGE FUND II, L.P.

By:     SOAM Holdings, LLC,                      By:    SOAM Holdings, LLC,
        the sole general partner                        the sole general partner


By: /s Terry Maltese                            By: /s/ Terry Maltese
   -----------------------------------             --------------------
       Terry Maltese                                    Terry Maltese
       President                                        President


MALTA OFFSHORE, LTD                             Sandler O'Neill Asset Management LLC

By:     Sandler O'Neill Asset Management LLC

By: /s/ Terry Maltese                           By: /s/ Terry Maltese
   ----------------------------------             --------------------
        Terry Maltese                                   Terry Maltese
        President                                       President

SOAM Holdings, LLC                               Terry Maltese


By: /s/ Terry Maltese                           /s/ Terry Maltese
   ----------------------------------           -----------------------------------
        Terry Maltese                               Terry Maltese
        President
